(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 24, 2006

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Aberdeen Street Trust (the trust):

Fidelity Freedom Income Fund

Fidelity Freedom 2000 Fund

Fidelity Freedom 2005 Fund

Fidelity Freedom 2010 Fund

Fidelity Freedom 2015 Fund

Fidelity Freedom 2020 Fund

Fidelity Freedom 2025 Fund

Fidelity Freedom 2030 Fund

Fidelity Freedom 2035 Fund

Fidelity Freedom 2040 Fund

Fidelity Freedom 2045 Fund

Fidelity Freedom 2050 Fund

Fidelity Advisor Freedom Income Fund

Fidelity Advisor Freedom 2005 Fund

Fidelity Advisor Freedom 2010 Fund

Fidelity Advisor Freedom 2015 Fund

Fidelity Advisor Freedom 2020 Fund

Fidelity Advisor Freedom 2025 Fund

Fidelity Advisor Freedom 2030 Fund

Fidelity Advisor Freedom 2035 Fund

Fidelity Advisor Freedom 2040 Fund

Fidelity Advisor Freedom 2045 Fund

Fidelity Advisor Freedom 2050 Fund (the funds)

File Nos. (033-43529) and (811-06440)
Post-Effective Amendment No. 38

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 38 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, January 1, 2005 and January 24, 2006, is maintained at the offices of the trust.

This filing contains the Prospectuses and Statements of Additional Information for Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Advisor Freedom Income Fund, Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, and Fidelity Advisor Freedom 2050 Fund. The documents have been tagged to indicate modifications and editorial changes made since the last definitive filing. The funds may be marketed through banks, savings and loan associations, or credit unions.

This filing also serves to register Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Advisor Freedom 2045 Fund, and Fidelity Freedom 2050 Fund.

Please note that that cover page of the Prospectuses and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the effective date will be May 10, 2006. We request your comments by March 27, 2006.

Please contact Diane Woodward at (617) 563-0580 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/Maureen Hayes
Maureen Hayes
Legal Product Group